Gmail

Carl Hanna <carl@evva360.com>

Evva Health's Wefunder Round is Live!!

1 message

Carl Hanna <carl@evva360.com> Fri, Dec 10, 2021 at 10:40 AM
To: kellen@rca-global.com

Hi Kellen,

It was great meeting you in Frisco during codelaunch. As I mentioned, our team has been working on a crowdfunding campaign.

Our Wefunder round is officially live!

We'd like to give you access to the round before we go public with the raise: **https://wefunder.com/evvahealth/**

Please also consider these 3 ways that you could help:

1. **Follow our raise**. Click the "Remind Me" button near the top right of Evva's Wefunder page. (This subscribes you to the email updates on the raise, helps build momentum on the Wefunder site)
2. **Connect me or share our page with 1 or 2 people.** Anyone you think might be interested in investing in the round or are well-connected in the healthcare space
3. **Give me any feedback on the raise in general**. Let me know if anything on the pitch page is unclear or any additions I could include to make it more clear or compelling to potential investors. Also, feel free to share any ideas on how I could continue to spread the word about the round!

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC fillings, so you'll only be making a reservation - not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment. Nonetheless, we would love to take your reservation now.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best - our family, friends, supporters, and customers. You are our foundation. So now we're are inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to redefine the future of caregiving at home. Personally support me and our team. Become an owner of Evva Health

Thank you
Best Regards,

Carl R. Hanna, PhD
Co-Founder | Evva Health
Mobile: 404-593-3691
Email: carl@evva360.com
Evva Health Inc.
https://www.evva360.com

Gmail

Carl Hanna <carl@evva360.com>

Evva Updates - LG Win and Opportunity to Invest! -TEMPLATE

1 message

Carl Hanna <carl@evva360.com> Sun, Dec 19, 2021 at 2:46 PM
To: Carl Hanna <carl@evva360.com>

Hi Carl,

Thank you for being a supporter of Evva's vision throughout our journey!

We have just kicked off our equity crowdfunding on Wefunder and would love to give you access before we go public with the raise: **https://wefunder.com/evvahealth/**. Whether you join us or not, we want to thank you for all your help and we are forever grateful!

What's new? We just won the LG NOVA Innovation Prize for our smart assisted home product! We have also been ramping up our partnerships as well as direct-to-consumer channels. We are raising to expand our team and build our products as more partnerships take shape globally.

How can you help?

1. **Join our raise.** Investment starts at $250 and we are offering an attractive valuation for our early supporters right now before we go public.
2. **Follow our raise**. Click the "Remind Me" button near the top right of Evva's Wefunder page. (This subscribes you to the email updates on the raise, helps build momentum on the Wefunder site)
3. **Connect me or share our page with 1 or 2 people.** Anyone you think might be interested in investing in the round or are well-connected in the healthcare and technology space
4. **Give me any feedback on the raise in general**. Let me know if anything on the pitch page is unclear or any additions I could include to make it more clear or compelling to potential investors. Also, feel free to share any ideas on how I could continue to spread the word about the round!

*Our raise is currently in "testing the waters" mode, while we finalize our paperwork and SEC filings, so you'll only be making a reservation - not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment. Nonetheless, we would love to take your reservation now.

Why Wefunder? We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who know us best - our family, friends, supporters, and customers. You are our foundation. So now we're inviting you to become an actual stakeholder in the company.

Why invest? Join us in our mission to redefine the future of caregiving at home. Personally support me and our team. Become an owner of Evva Health

Thank you
Carl R. Hanna, PhD
Co-Founder | Evva Health
Mobile: 404-593-3691
Email: carl@evva360.com
Evva Health Inc.
https://www.evva360.com

2:52



4

Like Comment

Evva Health
Sponsored · · 2 of 2 in **thread**

#FutureOfCare #investment #opportunity #Friends
invest first

https://wefunder.com/evva.health


evva
Invest in EVVA HEALTH
Next-gen-Award
Winning Emphatic
Caregiving Tech
Platform

WEFUNDER.COM
Invest in Evva Health: Next-gen empathic caregiving tech platform for...
Learn more

You boosted this post for **Evva Health.**
View ad results

Tracee Watson Robinson and 11 others 3 Shares

Like Comment Share

View 1 more post in thread

Bee Tipsy Intakanok commented

News Feed Watch 9+ Groups News 4 Notifications Menu 3

Gmail

Carl Hanna <carl@evva360.com>

Happy New Year- Update on Evva Health's Equity Crowdfunding

Carl Hanna <carl@evva360.com> Tue, Jan 4, 2022 at 9:41 PM
To: Samantha Kasselman <sgkassel@umich.edu>

Dear Samantha,

Happy new year! Wishing you all the best for 2022!

I also wanted to reach out to let you know that we're off to a GREAT start with our Wefunder round. We've received over **$84,000** in *reservations over the holidays and we are **less than 1 day** away to go public with the raise.
If you haven't had the chance to check out our campaign, please take a look: **www.wefunder.com/evvahealth**

Let me know if you have any questions about making a reservation and securing your spot as an investor.

Thank you!
Best Regards

*Disclaimer: *Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.*

Carl R. Hanna, PhD
Co-Founder | Evva Health
Mobile: 404-593-3691
Email: carl@evva360.com
Evva Health Inc.
https://www.evva360.com

Gmail

Carl Hanna <carl@evva360.com>

Happy MLK Day and Quick Update on Evva Health's Equity Crowdfunding

Carl Hanna <carl@evva360.com> Mon, Jan 17, 2022 at 2:48 PM
To: Stefan Koenig <skoenig@hull.io>

Hi Stefan

Happy MLK Day!

Our equity crowdfunding campaign is picking up steam and have crossed over our first milestone ($150K)! 🚀

If you haven't had the chance to check out our campaign, please take a look: **www.wefunder.com/evvahealth**

Please let me know If you have any questions about making a reservation and securing your spot as an investor.

Thank you!
Best Regards

*Disclaimer: *Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in two weeks, you'll be able to confirm your investment.*

Carl R. Hanna, PhD
Co-Founder | Evva Health
Mobile: 404-593-3691
Email: carl@evva360.com
Evva Health Inc.
https://www.evva360.com

Gmail

Carl Hanna <carl@evva360.com>

Happy MLK Day and Quick Update on Evva Health's Equity Crowdfunding

Carl Hanna <carl@evva360.com> Mon, Jan 17, 2022 at 5:19 PM
To: Phaedra Stewart <phaedra_deshields@hotmail.com>, Lori Britton <brittonlori11@gmail.com>, "Adrienne C." <cooperat2@gmail.com>, Krishna Narine <kbnarine@gmail.com>, "Gai A. Spann" <gai@stgtours.com>, Lybrant Robinson <lybrant48@gmail.com>, Shalon Simmons <sgsimmons@runbox.com>, Bill Hughes <whughes211@gmail.com>, LaMar Henderson <lamarhenderson@hotmail.com>, Davine Bey <davine.bey@dkongroup.com>, Patricia Gordon <prettymrsg1@gmail.com>, Brian Wright <brian.wright@maxedwardscompany.com>, Reggie Raymond <reggieraymond@gmail.com>, Kelbin KC Carolina <kccarolina@gmail.com>, Charles Wilson <charles@wood-wilson.com>, Stefany Jones <stefany@stefanyj.com>, Charles Willis <cdouble@gmail.com>, David Dungey <david.dungey@gmail.com>, Dean Harris <deanfpv@yahoo.com>, Kim Williamson <k3williamson@gmail.com>, Kerry <kmaybank_tmg@verizon.net>, Lou Hureston <lsh2008@aol.com>, Angel Labell Johnson <angel.labell78@gmail.com>, Dana Jenkins/Krind <dljesq@gmail.com>, Corine McGlown <corinemcglown@gmail.com>, Norman Thompson <norman@normthompsonlaw.com>, Maisha Gilyard <mtag@hotmail.com>, "Kevin C. Leysath" <leysath21@gmail.com>, Taqiyyah <taqiyyahsm@yahoo.com>, "Kevin C. Leysath" <creativeyephoto@gmail.com>, Eugene Hawkins <hawk13@sbcglobal.net>, Babette Baker <bbaker@paideiapm.com>, Katherine Clinton <klc9204@aol.com>, Stefany Jones <stefanywj@gmail.com>, Carl Hanna <carl@evva360.com>, Eric Valentin <ecvalent01@gmail.com>, Dionne Ellison <dee6167@comcast.net>, Rich Harrigan <srichardharrigan65@gmail.com>, "C. Adam Callery" <calleryca@aol.com>, "Daniel C. Brown" <daniel.c.brown@xcelenergy.com>, "Keith A. Clinkscales" <kclinkscales@gmail.com>, Tisha Davis <tisha.davis@yahoo.com>, Camille Jones Bryant <cjbryant1165@gmail.com>, Veronica Woods <veronica@dwoodsrealestate.com>, Angela Gilchrist <angela@argilchrist.com>

Dear SL Members,

Happy MLK Day!

Our equity crowdfunding campaign is picking up steam. We crossed over our first milestone and are now at **$172K**

If you haven't had the chance to check out our campaign, please take a look: **www.wefunder.com/evvahealth**

Please let me know If you have any questions about making a reservation and securing your spot as an investor.

Thank you!
Best Regards

*Disclaimer: *Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in* ***two weeks****, you'll be able to confirm your investment.*

Carl R. Hanna, PhD
Co-Founder | Evva Health
Mobile: 404-593-3691
Email: carl@evva360.com
Evva Health Inc.
https://www.evva360.com

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.